FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, Kansas 66210
(913) 815-1570

June 7, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE.
Washington, D.C. 20549
Attn: Larry Spirgel

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1/A
Registration No. 333-171812
Request for Acceleration of Effectiveness

Dear Mr. Spirgel:

Flint Telecom Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 3:00 p.m., Eastern Standard Time, June 9, 2011, or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Joseph M. Lucosky at (732) 395-4400.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

Flint Telecom Group, Inc.

By:	/s/ Vincent Browne
Name: Vincent Browne
Title: Chief Executive Officer